MARTIN LIPTON

HERBERT M. WACHTELL

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EDWARD D. HERLIHY

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IAN BOCZKO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

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LEO E. STRINE, JR.*

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MARC WOLINSKY

* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

Direct Dial: (212) 403-1005 Direct Fax: (212) 403-2005 E-Mail: VGoldfeld@wlrk.com

June 15, 2022

Via EDGAR and Courier

Austin Wood

Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bluerock Homes Trust, Inc.

Amendment No. 1 to Form 10-12B

Filed April 22, 2022

File No. 001-41322

Dear Mr. Wood and Ms. Long:

Further to recent discussions with the Staff of the Division of Corporation Finance and the Office of the Chief Accountant (the “Staff”), we are writing to provide supplemental information on behalf of our client, Bluerock Homes Trust, Inc. (the “Company”).

In connection with the ongoing discussions with the Staff and further conversations with its auditors, the Company has continued to evaluate the original presentation of its predecessor financial statements as contained in the Company’s registration statement on Form 10 (“Form 10”) filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2022 (the “Original Predecessor Presentation”). Upon reflection, the Company believes that the Original Predecessor Presentation inadvertently omitted certain assets that should have been included as a component of the predecessor. Specifically, the Company excluded from the Original Predecessor Presentation certain properties, mezzanine loan and preferred equity investments which were held as of December 31, 2020, but were either sold, repaid or redeemed during 2021 (the “Inadvertently Omitted Assets”). A material contributing factor in the decision to effectuate the dispositions of these properties was to generate cash for use in acquiring and investing in single-family assets, and the net proceeds of these sales, repayments, and redemptions were utilized as a source of cash (i) reflected in the cash balance of the Company on its balance sheet as of December 31, 2021, or (ii) ultimately to invest in certain single-family assets reflected on the balance sheet as of December 31, 2021.

The Company respectfully believes that it is appropriate to include the Inadvertently Omitted Assets as a component of the predecessor, given their direct relationship with the ongoing single-family business of the Company. The Company believes that including these Inadvertently Omitted Assets in the predecessor would provide investors a more accurate historical financial presentation of the Company and a more meaningful understanding of the evolution of the Company.

While the Company is in the process of finalizing the revised predecessor financial statements to be filed with the SEC in an amendment to the Form 10, the Company estimates that revising the presentation of the Company’s predecessor as described above would result in the predecessor balance sheet as of December 31, 2020 reflecting total assets of approximately $475 million. The table below shows the estimated book value of each of the Inadvertently Omitted Assets as of December 31, 2020, as well as the cash proceeds which were reinvested in the single-family business. As a result of the inclusion of these properties in the total assets of the predecessor balance sheet as of December 31, 2020, none of the Company’s properties (including the Relevant Properties (as defined in your comment letter (the “Comment Letter”) dated April 8, 2022 regarding the Form 10 filed with the SEC on March 9, 2022) exceeds the significance threshold for real estate acquisitions set forth in Rule 3-14 of Regulation S-X (“Rule 3-14”) and therefore no Rule 3-14 financial statements are required.

Property	Location	Date Sold	Units	Ownership Interest	Book Value as of 12/31/20	Proceeds
Operating
ARIUM Grandewood	Orlando, FL	January 28, 2021	306	100%	$37.4	$25.1
James at South First	Austin, TX	February 24, 2021	250	90%	33.9	18.1
Marquis at The Cascades	Tyler, TX	March 1, 2021	582	90%	69.8	32.6
Plantation Park	Lake Jackson, TX	April 26, 2021	238	80%	34.6	2.7
Park & Kingston	Charlotte, NC	July 7, 2021	168	100%	25.9	24.7
The District at Scottsdale	Scottsdale, AZ	July 7, 2021	332	99%	123.3	69.5
Total Operating			1,876		324.9	172.7
Mezzanine Loan
Vickers Historic Roswell	Roswell, GA	June 29, 2021	79	—	12.1	12.9
Total Mezzanine Loan			79		12.1	12.9
Preferred Equity
The Conley	Leander, TX	March 18, 2021	259	—	17.2	16.5
Alexan Southside Place	Houston, TX	March 25, 2021	270	—	10.2	10.1
Mira Vista	Austin, TX	September 23, 2021	200	—	5.5	5.6
Thornton Flats	Austin, TX	December 14, 2021	104	—	4.7	5.5
Total Preferred Equity			833		37.6	37.7
Total			2,788		$374.6	$223.3

In addition, the Company respectfully advises the Staff that its pro forma financial statements will no longer reflect the acquisition of any of the properties that the Company had previously included as adjustments in the pro forma financial statements in Amendment No. 1 to the Form 10 filed with the SEC on April 22, 2022, due to the fact that none of those properties are significant under Rule 3-14 as tested against the updated total assets of the predecessor as of December 31, 2020, and as a result pro forma adjustments for these property acquisitions are no longer required pursuant to Article 11 of Regulation S-X. Therefore, the Company respectfully submits that comment 2 in the Comment Letter is no longer applicable. The Company further advises that the pro forma financial statements included in the next amendment of the Form 10 will reflect the disposition of the District at Scottsdale referenced above.

If you have any questions concerning the above or require any additional information in connection with the above, please do not hesitate to contact the undersigned at (212) 403-1005 or VGoldfeld@wlrk.com, or my colleague Elizabeth A. Ingriselli, at (212) 403-1130 or EAIngriselli@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Michael Konig, Bluerock Residential Growth REIT, Inc.

Jason Emala, Bluerock Asset Management, LLC

Elizabeth A. Ingriselli, Wachtell, Lipton, Rosen & Katz

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